UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Nicolas Marion

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Jason Lehner	Ministry of Finance
Shearman & Sterling LLP	Provincial Treasury
199 Bay Street	Debt Management Branch
Commerce Court West	620 Superior Street
Suite 4405, P.O. Box 247	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario	Victoria, British Columbia
Canada M5L 1E8	Canada V8W 9V1

* The Registrant is filing this annual report on a voluntary basis

PROVINCE OF BRITISH COLUMBIA

The information set forth below is to be furnished:

1.              In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)         The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)         The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)          The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.              A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)         Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Certain information concerning internal funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(b)         External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Certain information concerning external funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

3.              A statement giving the title, year of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Certain information concerning the funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

4.              (a)         As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)         Total amount held by or for the account of the registrant.

			Interest	Total Amount Held by
			Rate	or for the Account
Series	Date of Maturity	Year of Issue	(%)	of the Registrant

BCUSD-2	January 15, 2026	1996	6.50	US$	51,066,954
BCUSD-3	September 1, 2036	1996	7.25	US$	47,583,000
BCUSG-4	June 15, 2015	2010	2.85	0
BCUSG-5	May 18, 2016	2011	2.10	0
BCUSG-6	September 22, 2021	2011	2.65	0
BCUSG-7	April 25, 2017	2012	1.20	0
BCUSG-8	October 23, 2022	2012	2.00	0
BCCNY-1	November 13, 2014	2013	2.25	0

(2)         Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)         Total amount otherwise outstanding.

			Interest	Total Amount
			Rate	Otherwise
Series	Date of Maturity	Year of Issue	(%)	Outstanding

BCUSD-2	January 15, 2026	1996	6.50	US$	448,933,046
BCUSD-3	September 1, 2036	1996	7.25	US$	252,417,000
BCUSG-4	June 15, 2015	2010	2.85	US$	1,500,000,000
BCUSG-5	May 18, 2016	2011	2.10	US$	1,500,000,000
BCUSG-6	September 22, 2021	2011	2.65	US$	1,000,000,000
BCUSG-7	April 25, 2017	2012	1.20	US$	1,250,000,000
BCUSG-8	October 23, 2022	2012	2.00	US$	1,250,000,000
BCCNY-1	November 13, 2014	2013	2.25	CNY	2,500,000,000

(b)         If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The securities were acquired by means of open market purchases.

5.                 A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)         Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(b)         External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

6.              Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Certain information concerning revenue and expenditure of the registrant is included in Exhibit (d) hereto and is incorporated by reference herein.

7.              (a)         If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)         If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)         Pages numbered 1 to 6 consecutively.

(b)         The following exhibits:

Exhibit (a)—None

Exhibit (b)—None

Exhibit (c)—None

Exhibit (d) - Copy of the Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2014) (incorporated by reference to Amendment No. 6 on Form 18 K/A to the registrant’s Annual Report on Form 18 K relating to the fiscal year ended March 31, 2013)

Exhibit (e) - Copy of the 2014 British Columbia Financial and Economic Review (74th Edition, April 2013 — March 2014), (incorporated by reference to Amendment No. 6 on Form 18 K/A to the registrant’s Annual Report on Form 18 K relating to the fiscal year ended March 31, 2013)

Additional exhibits

Exhibit                                 (99.1)          Cross-reference sheet — 2014 British Columbia Financial and Economic Review

(99.2)          Cross-reference sheet — 2013/14 Public Accounts

(99.3)          Additional Information relating to the Province

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia on the 8th day of October, 2014.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ J.W. Hopkins
	Name:	Jim Hopkins
	Title:	Assistant Deputy Minister
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit (a)—None

Exhibit (b)—None

Exhibit (c)— None

Exhibit (d) - Copy of the Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2014)  (incorporated by reference to Amendment No. 6 on Form 18 K/A to the registrant’s Annual Report on Form 18 K relating to the fiscal year ended March 31, 2013)

Exhibit (e) - Copy of the 2014 British Columbia Financial and Economic Review (74th Edition, April 2013 — March 2014), (incorporated by reference to Amendment No. 6 on Form 18 K/A to the registrant’s Annual Report on Form 18 K relating to the fiscal year ended March 31, 2013)

Additional exhibits

Exhibit                                 (99.1)          Cross-reference sheet — 2014 British Columbia Financial and Economic Review

(99.2)          Cross-reference sheet — 2013/14 Public Accounts

(99.3)          Additional Information relating to the Province